Filed by Alamos Gold Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Aurizon Mines Ltd.

Commission File Number: 333-186004

Date: March 5, 2013

F O R   I M M E D I A T E   R E L E A S E

ALAMOS GOLD INC.
130 Adelaide Street West, Suite 2200 Toronto, Ontario M5H 3P5 Telephone: (416) 368-9932 or 1 (866) 788-8801

Alamos Announces Waiver of Minimum Tender Condition and Extension of Offer for Aurizon

Toronto, Ontario (March 5, 2013) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today announced that, in connection with its previously announced offer (the “Offer”) to acquire all of the outstanding shares of Aurizon Mines Ltd. (“Aurizon”), it has waived the minimum tender condition (the “Minimum Tender Condition”) under the Offer as described in the bid circular dated January 14, 2013 (the “Circular”). The Company also announced that, as a result of such change to the terms of the Offer, it is required to extend the expiry date of the Offer until 5:00 p.m., Toronto time, on March 19, 2013. All other terms of the Offer remain unchanged.

Alamos has decided to waive the Minimum Tender Condition primarily because, based on expressions of support from several large shareholders of Aurizon received following the Hecla proposal, Alamos fully expects to receive at least an additional 17.3% of the outstanding Aurizon shares in order to defeat the merger of Aurizon with Hecla as proposed by the Aurizon Board. The US$500 million debt financing for the Hecla acquisition proposed by the Aurizon board is conditional upon Hecla receiving the support of holders of at least 66 2/3% of the Aurizon shares. Alamos will oppose the Hecla proposal.

In relation to the Hecla acquisition proposed by the Aurizon Board of Directors, Alamos notes the following:

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Timing of Option by Aurizon Board – Hecla has disclosed that it had confidential discussions regarding merging Hecla with Aurizon on December 18, 2012. On December 18, 2012 and December 20, 2012, the Aurizon Board of Directors awarded itself and Aurizon officers more than 1.1 million options. The Aurizon Board has been critical of the Alamos Offer as opportunistic and inadequate at C$4.65, yet at the same time awarded themselves 1.1 million options at C$3.61.

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Fairness Opinion – Bank of Nova Scotia, which is acting as financial advisor to the Aurizon Board, presumably on a success fee basis, has delivered an opinion to the Aurizon Board that the Hecla offer is fair to Aurizon shareholders. Bank of Nova Scotia is also lending Hecla the US$500 million it is using to finance its bid for Aurizon.

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Value of Alamos Offer – The Aurizon Board has repeatedly claimed that the Alamos Offer undervalues the Aurizon assets, yet the Hecla proposal which the Aurizon Board approved has only a marginally higher cash per share amount (ten cents) and generally is an inferior offer representing far greater risks for Aurizon shareholders. Further, the expenses of multiple teams of financial and legal advisors retained by the Aurizon board and special committee materially diminish the value of Aurizon as part of a post-transaction merged company.

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Possible Illegal Break Fee – The Aurizon Board has agreed to give Hecla C$27.2 million of Aurizon shareholders’ money if Alamos acquires merely an additional 17.3% of the of the Aurizon shares under the terms of Alamos’s existing Offer. This payment is not contingent on Alamos increasing its offer, another offer emerging, or any additional value being created for Aurizon shareholders, as is typically the case. Alamos intends to challenge this break fee as it believes it may constitute an improper defensive tactic or be otherwise inconsistent with take-over bid law in Canada.

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Hecla is Borrowing Heavily Against Aurizon to Finance the Acquisition – Alamos can afford this acquisition, while it appears that Hecla cannot. The company resulting from the Hecla – Aurizon merger proposed by the Aurizon board will have up to US$500 million in debt. Under the Alamos Offer, the combined company would have no debt.

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Hecla has Hedged the Gold Production of the Combined Company – Under the terms of its debt financing for this acquisition, Hecla has agreed to hedge at least US$450 million of revenues from gold production. This significantly reduces the exposure of Aurizon shareholders to any upside in the gold price. Under the Alamos Offer, the combined company would be unhedged.

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Aurizon Shareholders will receive Hecla Shares – As a result of the pro-ration mechanism under the Hecla offer, it is likely that all Aurizon shareholders tendering to the Hecla offer will receive Hecla shares as consideration, and will not receive cash only.

“The company that would be created by the combination of Alamos and Aurizon represents far greater value than the highly-leveraged, hedged, debt-laden, financially constrained company proposed by the Aurizon board through the Hecla merger,” said John A. McCluskey, President and Chief Executive Officer. “Just two weeks ago, we reported by far the best quarter and year-end results in our history. Alamos is among the lowest-cost gold producers and has no debt, a robust balance sheet, excellent cash flow, and an attractive near-term growth profile.

“Our goals over the next few years include achieving production that positions us as one of the 25 largest gold mining companies in the world, while remaining among the 10 lowest-cost mining companies in the world,” Mr. McCluskey said.

How to Tender

Aurizon shareholders are encouraged to continue tendering their shares by completing the Letter of Transmittal included in the documents mailed by Alamos. Kingsdale Shareholder Services Inc. (“Kingsdale”) is available to assist and can be reached at 1-866-851-3214 (North American Toll Free Number) or 416-867-2272 (outside North America). For shareholders whose certificates are not immediately available or who cannot deliver the certificates and all other required documents to Kingsdale prior to the expiry time, they may accept the Offer by properly completing and duly executing a Notice of Guaranteed Delivery and returning it to Kingsdale as specified in the Notice of Guaranteed Delivery. If Aurizon Shares are held by a broker or other financial intermediary, Aurizon shareholders should contact such intermediary and instruct it to tender their Aurizon Shares.

The Offer is open for acceptance until 5:00pm (Toronto time) on March 19, 2013, unless extended or withdrawn.

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About the Offer

Alamos announced the Offer on January 14, 2013. Alamos filed the take-over bid circular (the “Circular”) and related documents with the securities regulatory authorities in Canada and the United States on January 14, 2013. Aurizon shareholders are advised to read the Circular, the Notice of Extension and Variation dated February 19, 2013 (the “First Notice”) and the Notice of Extension and Variation to be mailed by Alamos (the “Second Notice”) as they contain important information, including the terms and conditions of the Offer and the procedures for depositing shares. Additional information about the Offer or copies of the Circular, the First Notice or the Second Notice may be obtained free of charge from shareholders’ investment advisers, from Dundee Capital Markets, which is acting as Alamos’ dealer manager, Kingsdale, which is acting as Alamos’ depositary and information agent, at 1-866-851-3214 (North American Toll Free Number) or 416-867-2272 (outside North America) or by directing a request to the Investor Relations department of Alamos at 416-368-9932 (ext. 401).

On January 14, 2013, Alamos filed with the United States Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-10 and a Tender Offer Statement on Schedule TO, each of which includes the Circular. Alamos encourages shareholders of Aurizon to read the full details of the Offer set forth in the Circular, the First Notice and the Second Notice, which, together, contain the full terms and conditions of the Offer and other important information as well as detailed instructions on how Aurizon shareholders can tender their Aurizon Shares to the Offer. Investors may also obtain a free copy of the Circular, the First Notice and the Second Notice and other disclosure documents filed by Alamos from the System for Electronic Document Analysis and Retrieval at www.sedar.com and from the SEC’s website at www.sec.gov.

Kingsdale has advised Alamos that, as of 5:00 p.m. (Toronto time) on March 4, 2013, 18,004,432 Aurizon Shares had been validly tendered and not withdrawn to the Offer, representing approximately 10.26% of the issued and outstanding Aurizon Shares. Aurizon shareholders who have already tendered their Aurizon Shares do not have to re-tender their Aurizon Shares or take any other action as a result of the extension of the expiry time of the Offer. To date, Alamos has not issued any Alamos shares or cash in connection with the Offer.

This press release does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of Alamos or Aurizon.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs more than 600 people and is committed to the highest standards of environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Alamos has over US$350 million cash and short-term investments, is debt-free, and unhedged to the price of gold. As of February 19, 2013, Alamos had 127,455,786 common shares outstanding (132,326,086 shares fully diluted), which are traded on the TSX and NYSE under the symbol “AGI”.

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FOR FURTHER INFORMATION, PLEASE CONTACT:

Jo Mira Clodman Vice President, Investor Relations (416) 368-9932 x 401	Kingsdale Shareholder Services Inc. North American Toll-Free: (866) 851-3214 Outside North America: (416) 867-2272

The TSX and NYSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource that is classified as “inferred” or “indicated” has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Note to U.S. Investors

Alamos prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Terms relating to mineral resources in this presentation are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Alamos may use certain terms, such as “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves” that the SEC does not recognize (these terms may be used in this presentation and are included in the public filings of Alamos, which have been filed with the SEC and the securities commissions or similar authorities in Canada).

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